                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                             Atlantic Realty Trust
------------------------------------------------------------------------------
                               (Name of Issuer)

        Common Shares of Beneficial Interest, par value $0.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  048798-10-2
                                  -----------
                                (CUSIP Number)


                                 Milton Cooper
                           Kimco Realty Corporation
                            3333 New Hyde Park Road
                         New Hyde Park, NY 11042-0020
                                (516) 869-9000

                                with a copy to:

                             Erica H. Steinberger, Esq.
                               Latham & Watkins
                               885 Third Avenue
                           New York, New York 10022
                                (212) 906-1200
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                             September 20, 1999
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)
                    or 13d-1(g), check the following box /  /.


                        (Continued on following pages)
                             (Page 1 of 10 pages)

CUSIP No.  048798-10-2                13D                           Page 2 of 10


   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Kimco Realty Corporation

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /  /
                                                                           ---

                                                                       (b) /  /
                                                                           ---

   3       SEC USE ONLY

   4       SOURCE OF FUNDS

           WC

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   /  /
           TO ITEMS 2(d) or 2(e)                                           ---

   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland

                                   SOLE VOTING POWER
                             7
       NUMBER OF                   345,498
        SHARES
     BENEFICIALLY                  SHARED VOTING POWER
       OWNED BY              8
         EACH                      None
      REPORTING
        PERSON                     SOLE DISPOSITIVE POWER
         WITH                9
                                   345,498

                                   SHARED DISPOSITIVE POWER
                            10
                                   None

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           345,498

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           /  /
                                                                           ---

  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.7%

  14       TYPE OF REPORTING PERSON

           CO

CUSIP No.  048798-10-2                13D                           Page 3 of 10


   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Kimco Realty Services, Inc.

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /  /
                                                                           ---

                                                                       (b) /  /
                                                                           ---

   3       SEC USE ONLY

   4       SOURCE OF FUNDS

           WC

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  /  /
           TO ITEMS 2(d) or 2(e)                                          ---

   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                  SOLE VOTING POWER
                            7
       NUMBER OF                  None
        SHARES
     BENEFICIALLY                 SHARED VOTING POWER
       OWNED BY             8
         EACH                     505,228
      REPORTING
        PERSON                    SOLE DISPOSITIVE POWER
         WITH               9
                                  None

                                  SHARED DISPOSITIVE POWER
                           10
                                  505,228

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           505,228

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           /  /
                                                                           ---

  13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.2%

  14       TYPE OF REPORTING PERSON

           CO

CUSIP No.  048798-10-2                13D                           Page 4 of 10



   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Milton Cooper

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /  /
                                                                           ---

                                                                       (b) /  /
                                                                           ---

   3       SEC USE ONLY

   4       SOURCE OF FUNDS

           00

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   /  /
           TO ITEMS 2(d) or 2(e)                                           ---

   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                                  SOLE VOTING POWER
                            7
       NUMBER OF                  29,824
        SHARES
     BENEFICIALLY                 SHARED VOTING POWER
       OWNED BY             8
         EACH                     508,355
      REPORTING
        PERSON                    SOLE DISPOSITIVE POWER
         WITH               9
                                  29,824

                                  SHARED DISPOSITIVE POWER
                           10
                                  508,355

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           538,179

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           /X /
                                                                           ---

  13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.1%

  14       TYPE OF REPORTING PERSON

           IN

                                                              Page 5 of 10 pages


         This Amendment No. 5 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, June 10, 1997, and April 30, 1998 by Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services"), 60% of the voting common stock of which is owned by Mr. Cooper (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

         Item 2.  Identity and Background

         Information with respect to the executive officers and directors of Kimco and Services, other than Mr. Cooper, required by Instruction C of
Schedule 13D is set forth on Schedule II hereto and incorporated herein by reference.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Shares acquired by Services were acquired in open market purchases, the funds for which were obtained from Services' working capital.

         Shares acquired by Kimco were acquired in open market purchases, the funds for which were obtained from Kimco's working capital.


         Item 5.  Interest in Securities of the Issuer.

                  (a) Kimco beneficially owns an aggregate of 345,498 Shares, or approximately 9.7% of the outstanding Shares, and Services beneficially owns an aggregate of 505,228 Shares, or approximately 14.2% of the outstanding Shares (based on 3,561,553 Shares reported by the Company to be outstanding as of June 30, 1999, in the Company's Quarterly Report on Form 10-Q for the Period Ended June 30, 1999).

                  Mr. Cooper beneficially owns 538,179 Shares (which includes all of the Shares owned by Services, 60.0% of whose voting common stock is owned by Mr. Cooper), or approximately 15.1% of the outstanding Shares, of which 2,012 Shares are held through IRA accounts, and 3,127 Shares are held by a trust for Adam Kimmel, the son of Martin S. Kimmel (the "Kimmel Trust"), for which Mr. Cooper serves as a trustee. Such holdings do not include an aggregate of 6,050 Shares held by Mr. Cooper's adult children or their spouses, an aggregate of 2,979 Shares held by nine trusts for the benefit of Mr. Cooper's grandchildren, for which certain of such adult children serve as trustees, or 3,750 Shares held by CLS General Partnership Corporation (a Delaware corporation which serves as the general partner of Power Test Investors Limited Partnership, a New York limited partnership), of which Mr. Cooper is a stockholder and serves as secretary and a director, as to all of which Shares Mr. Cooper disclaims beneficial ownership. All of such Shares were received by such persons in the Distribution by reason of their ownership of RPS Shares.

                  Except as set forth herein, each of the Reporting Persons disclaims beneficial ownership of any Shares beneficially owned by any other person described in this Item 5(a) or on Schedule II hereto.

                                                              Page 6 of 10 pages


                  (b) Each Reporting Person has sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it or him, except that, (i) Mr. Cooper, by reason of his ownership of 60% of Services' voting common stock, has the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services, and (ii) with respect to the 3,127 Shares held by the Kimmel Trust, Mr. Cooper shares such power with the other trustee.

                  (c) Schedule I attached hereto sets forth all transactions in Shares effected by or for the account of Services during the past sixty days. Each such transaction was an open market purchase.

                                            Schedule I

                           Date Acquired      # of Shares       Price Per Share
                           -------------      -----------       ---------------

                           7/29/99            700               $7.800
                           7/30/99            1,000             $7.800
                           8/03/99            9,000             $7.772
                           8/05/99            200               $7.550
                           8/09/99            800               $7.550
                           8/13/99            4,000             $6.550
                           9/08/99            1,500             $6.550
                           9/20/99            3,500             $6.550

                  (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons, except that, with respect to the Shares owned by the Kimmel Trust, such Trust and the trustee thereof who shares such power with Mr. Cooper.

                  (e) Not applicable.

                                                              Page 7 of 10 pages


                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  KIMCO REALTY CORPORATION

                                  By: /s/ Milton Cooper
                                  -----------------------------------

                                  Name:  Milton Cooper
                                  Title: Chairman and Chief Executive
                                  Officer

                                  KIMCO REALTY SERVICES, INC.

                                  By: /s/ Milton Cooper
                                  -----------------------------------
                                  Name:  Milton Cooper
                                  Title: President


                                  /s/ Milton Cooper
                                  -----------------------------------
                                  MILTON COOPER

Dated: September 24, 1999

                                                              Page 8 of 10 pages


                                 EXHIBIT INDEX

Exhibit                                                 Page Number
1.       Joint Filing Agreement                              *
2.       Joint Filing Agreement                              *
3.       Standstill Agreement                                *


------
* Previously filed

                                                              Page 9 of 10 pages


                                  SCHEDULE II

         Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco and Services, other than Milton Cooper, for whom such information is contained in Items 2 and 5 of the Schedule 13D. Unless otherwise indicated, the current business address of each person is c/o Kimco, 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11041-0020. Each such person is a citizen of the United States of America.

1. Executive Officers & Directors of Kimco.

           Name                           Principal Occupation or Employment            Shares Beneficially
           ----                           ----------------------------------            -------------------
                                                                                              Owned(1)
                                                                                              --------

Martin S. Kimmel                         Director                                       10,487(2)

Richard G. Dooley                        Director of Kimco; Consultant to               -0-
c/o Massachusetts Mutual Life            Massachusetts Mutual Life Insurance
Insurance Company                        Company
1295 State Street
Springfield, Mass. 01111

Michael J. Flynn                         Vice Chairman of the Board of                  -0-
                                         Directors, President and Chief
                                         Operating Officer of Kimco

Frank Lourenso                           Director of Kimco; Executive Vice              -0-
c/o The Chase Manhattan Bank             President of The Chase Manhattan Bank
270 Park Avenue
New York, NY 10017

Joe Grills                               Director of Kimco; Chief Investment            -0-
11479 Twin Mountains Road                Officer for the IBM Retirement Funds,
Clifton, VI 22733                        1986-1993

Joseph K. Kornwasser                     Director of Kimco, Senior Executive            -0-
                                         Vice President

Alex Weiss                               Vice President--MIS of Kimco                   1,250

Michael V. Pappagallo                    Chief Financial Officer of Kimco               -0-

Bruce M. Kauderer                        Vice President, Legal and Secretary of         -0-
                                         Kimco

Jerald Friedman                          Executive Vice President of Kimco              -0-

Joseph V. Dennis                         Vice President, Construction of Kimco          -0-

Glenn G. Cohen                           Treasurer of Kimco                             -0-

Lawrence Kronenberg                      Vice President of Kimco                        -0-


----------------

                                                             Page 10 of 10 pages


1 All of such Shares were received in the Distribution and no consideration was paid therefor.

2 Does not include 14,135 Shares beneficially owned by Mr. Kimmel's wife or 3,127 by a trust for the benefit of Mr. Kimmel's son, for which Mr. Cooper serves as trustee, as to which Mr. Kimmel disclaims beneficial interest. Such Shares were received in the Distribution and no consideration was paid therefor.

2.   Executive Officers & Directors of Services.

               Name               Principal Occupation or Employment            Shares Beneficially
               ----               ----------------------------------            -------------------
                                                                                       Owned
                                                                                       -----

Arthur Friedman               Director and Secretary of Services; Certified     -0-
                              Public Accountant

Sol Denbaum                   Director of Services; Vice President -            -0-
                              Maintenance (retired) of Kimco

Michael V. Pappagallo         Chief Financial Officer of Kimco and Services     -0-
